Exhibit 99.1


                    INTERSTAR MILLENNIUM SERIES 2002-1G TRUST

     Quarterly Noteholders Report Related to the October 7, 2002 Distribtion


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Aggregate principal amount of Notes as at the first day                         USD $1,000,000,000
after the Payment Date occurring during the collection
period:

Aggregate amount of interest payable on the Notes on the                        USD $4,696,415
Payment Date:

Aggregate of principal payments to be made in respect of                        USD $32,500,000
the Notes on the Payment Date:

Income for the collection period:                                               AUD $27,837,357

The Mortgage Principal Repayments for the collection
period:                                                                         AUD $72,862,508

Expenses of the trust for the collection period:                                AUD $24,267,492

Aggregate of all redraws on the housing loans made during                       AUD $14,618,780
the collection period:

Interest rates applicable for interest period ending on                         2.03700%
the day before the next quarterly Payment Date:

The scheduled and unscheduled payments of principal during                      Scheduled:   AUD $7,212,186
the collection period:                                                          Unscheduled: AUD $65,650,322

Aggregate of outstanding balances as at the last of day of                      AUD $1,849,925,975
the collection period:

Delinquency and loss statistics with respect to the                             Loss:
housing loans during the collection period                                      Nil
                                                                                Delinquency:
                                                                                0-29     1.32%
                                                                                30-59    0.16%
                                                                                60+      0.03%

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